THE INDIA FUND, INC.
                                622 THIRD AVENUE
                            NEW YORK, NEW YORK 10017

DEAR STOCKHOLDER:

         At a meeting held on January 29, 2002, the Board of Directors of The India Fund, Inc. (the "Fund"), approved a tender offer for shares of the Fund's common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 10% of the Fund's outstanding shares of common stock. The offer is for cash at a price equal to 95% of the Fund's net asset value per share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on September 27, 2002, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer").

         The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund's shares of common stock. The deadline for participating in the Offer is 11:59 p.m., New York City time, September 27, 2002, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on September 27, 2002, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted as soon as reasonably practicable after the Termination Date of the Offer.

         If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

         As of  August  23,  2002,  the  Fund's  NAV was  $11.87  per  share and
30,634,333 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 866-297-1264 or, for banks and brokers, at 212-440-9800.

         Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

         Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson Shareholder Communications Inc. at 866-297-1264 or, for banks and brokers, at 212-440-9800.

                                               Sincerely,

                                               /s/ BRYAN McKIGNEY
                                               BRYAN MCKIGNEY
                                               DIRECTOR, PRESIDENT AND SECRETARY
                                               THE INDIA FUND, INC.


August 30, 2002